September 25, 2018

H. Carol Bernstein
Vice President, Secretary and General Counsel
Cabot Microelectronics Corporation
870 North Commons Drive
Aurora, Illinois 60504

       Re: Cabot Microelectronics Corporation
           Registration Statement on Form S-4
           Filed September 12, 2018
           File No. 333-227301

Dear Ms. Bernstein:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Heather Percival at 202-551-3498 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Electronics and Machinery
cc:    Brandon C. Price